Exhibit 99.1

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 24, 2025

To the shareholders of Rail Vision Ltd.:

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of Rail Vision Ltd. (the “Company”) will be held at the offices of the Company, at 15 Ha’Tidhar St. Ra’anana, Israel at 15:00 p.m. (Israel Time), on November 24, 2025.

The agenda of the Meeting will be as follows:

1.	To approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the board of directors (the “Board”) to fix such accounting firm’s annual compensation.

2.	To approve a reverse share split of the Company’s ordinary shares of up to 30:1, to be effected at the discretion of, and at such ratio, by such number of increments and on such dates as shall be determined by, the Board.

3-4.	To re-elect each of Mrs. Hila Kiron Revach and Mr. Ariel Dor to the Board for an additional term as Class I Board members.

5.	To approve the remuneration of Mr. David BenDavid as chief executive officer of the Company, including a grant of restricted share units (“RSUs”) and options.

6.	Approval of RSU grants to the Chairman of the Board;

7.	Approval of RSU grants to Board members.

8.	To discuss the auditor’s report of the Company’s independent registered public accounting firm and audited financial statements for the year ended December 31, 2024.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders at the close of business on October 17, 2025 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board

/s/ David BenDavid
David BenDavid
Chief Executive Officer
October 17, 2025

15 Ha’Tidhar St.

Ra’anana, Israel 4366517

PROXY STATEMENT

FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 24, 2025

This Proxy Statement is furnished to holders of our ordinary shares in connection with Annual and Extraordinary General Meeting of Shareholders, to be held on November 24, 2025, at 15:00 p.m. Israel time at the offices of the Company at 15 Ha’Tidhar St. Ra’anana, Israel (the “Meeting”), or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Rail Vision” “RV,” “we”, “us”, “our” and the “Company” to refer to Rail Vision Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the board of directors (the “Board”) to fix such accounting firm’s annual compensation.

2.	To approve a reverse share split of the Company’s ordinary shares of up to 30:1, to be effected at the discretion of, and at such ratio, by such number of increments and on such dates as shall be determined by, the Board.

3-4	To re-elect each of Mrs. Hila Kiron Revach and Mr. Ariel Dor to the Board for an additional term as Class I Board members.

5.	To approve the remuneration of Mr. David Ben-David as chief executive officer of the Company, including a grant of restricted share units (“RSUs”) and options;

6.	Approval of RSUs grants to the Chairman of the Board;

7.	Approval of RSUs grants to Board members;

8.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2024;

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all items.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares of the Company as at the close of business on October 17, 2025, (the “Record Date”) are entitled to receive notice of and attend the Meeting and any adjournment thereof. No person shall be entitled to vote at the Meeting unless such person is registered as a shareholder of the Company on the Record Date for the Meeting.

As of the close of business on October 17, 2025, 59,647,779 ordinary shares were issued and outstanding. A quorum shall be the presence of at least two (2) shareholders who hold at least twenty-five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

If within half an hour from the time appointed for the Meeting a quorum is not present, then without any further notice the Meeting shall be adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 1 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposals.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law you may do so by delivery of appropriate notice to the offices of our attorneys, Shibolet & Co. (Attention: Ron Soulema, Adv) located at 4 Itshak Sad’eh St., Tel-Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. November 10, 2025). The response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. November 15, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting.

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 8:00 a.m., Eastern Time, on November 18, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ofer@railvision.io or Rail Vision Ltd., 15 Ha’Tidhar St. Ra’anana, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 8:00 a.m., Eastern Time on November 18, 2025.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the notice of Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://www.railvision.io. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of Proposals 1-4 and 6-7.

The approval of Proposal 5 require the affirmative vote of a majority of the voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no Controlling Shareholder within the above meaning of the Companies Law. However, according to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore, currently, no shareholder is regarded as a Controlling Shareholder.

The Companies Law requires that each shareholder voting on Proposal 5 will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposal. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposal 5. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposal 5 their vote with respect to such Proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

PROPOSAL 1:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the Meeting, you will be asked to approve the reappointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until our next annual general meeting of shareholders and to authorize our Board (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm for the years ended December 31, 2024, and 2023.

	Year Ended December 31,
	2024	2023
(USD in thousands)
Audit fees (1)	125	170
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	125	170

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements, consents and comfort letters.

For the fiscal years ended December 31, 2024, and 2023 all of our audit fees were pre-approved by our Board or the Audit Committee.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 1 - “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board recommends a vote FOR the foregoing resolution approving the reappointment of our independent auditors and authorization of our Audit Committee or Board to fix the independent auditors’ compensation.

PROPOSAL 2

REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES IN THE RANGE OF UP TO 30:1

Background

On March 6, 2025 we received an initial notification from the Nasdaq Stock Market LLC (“Nasdaq”) that we are not in compliance with the minimum bid price requirement for continued listing, as set forth in Listing Rule 5550(a)(2) (the “Nasdaq Minimum Bid Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days, until September 2, 2025 (the “Initial Period”), to regain compliance with the minimum bid price requirement. Since we did not regain compliance during the Initial Period, we requested and received from The Nasdaq Capital Market an additional 180 calendar days or until March 2, 2026 (the “Extension Period”), to comply with the Nasdaq Minimum Bid Price Rule.

We can regain compliance if, by the end of the Extension Period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Extension Period, the Nasdaq staff may notify us that our ordinary shares are subject to delisting. If the bid price of our ordinary shares does not demonstrate compliance by itself during the abovementioned timeframe, the proposed reverse share split is intended to adjust the bid price of our ordinary shares. If the reverse share split is authorized by our shareholders, our Board will have the discretion to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all.

Due to the decrease in the share price of the Company’s ordinary shares, we believe that a reverse share split of our ordinary shares is advisable in order to regain compliance with the Nasdaq Minimum Bid Price Rule. In addition, we also believe that a reverse split of our ordinary shares may make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

On September 30, 2024 the Company’s shareholders meeting approved a reverse share split of the Company’s ordinary shares in the range of up to 10:1, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board and to amend the Company’s Articles accordingly (the “Initial Reverse Split Approval”). Such reverse split was not implemented to date. However, the Board deems it advisable and in the best interest of the Company to increase the range pursaunt to which a reverse split may be effectuated.

We are therefore seeking approval of the shareholders to approve a reverse share split of the Company’s ordinary shares of up to 30:1, to be effected, in one or more increments, at the discretion of, and at such ratio and at such date as shall be determined by the Board (the “Reverse Split”),. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide whether and when to implement the Reverse Split and to determine the exact ratio for the Reverse Split within the range, the number of increments and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 30:1. Following such determination, if any, by our Board, we will issue a press release or file a Report on Form 6-K with the Commission announcing the effective date of such Reverse Split. The Company is required to give notice to Nasdaq at least ten calendar days prior to the proposed market effective date of a Reverse Split.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board while the number of Ordinary Shares in the Company’s authorized share capital shall remain unchanged. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to our Amended Share Option Plan (the “Plan”) shall remain the same. However, the number of shares and exercise prices subject to outstanding awards under the Plan (including unvested awards) and the Company’s outstanding warrants and options entitling the holders to purchase ordinary shares shall be appropriately adjusted, as applicable.

In the event that the Company’s shareholders do not approve the Reverse Split and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Initial Reverse Split Approval shall remain in effect and the Company would be permitted to effect a reverse share split in the range of up to 10:1, to be effected at the discretion of, and at such ratio and at such date as shall be determined by the Board. However, if a reverse split effected at a range of up to 10:1 does not result in the Company regaining compliance with the Nasdaq Minimum Bid Price Rule, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company’s ability to secure additional financing. Accordingly, the Board recommends that the shareholders vote to approve the Reverse Split as described above, on a date and at such ratio to be determined by our Board, which will be announced by the Company and to authorize the Company to amend the Articles accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board decides to effectuate the Reverse Split, each block of up to 30 ordinary shares issued and outstanding (depending on the Reverse Split ratio) will be reclassified and changed into one fully paid and non-assessable ordinary share of the Company. Notwithstanding the above, the number of authorized ordinary shares that the Company may issue will not change and will remain at 100,000,000 ordinary shares despite the decrease in the Company’s outstanding share capital following the implementation of the reverse split.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares. No fractional shares will be issued as result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the “New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”), status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any non-recognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on our market capitalization and the composition of our income, assets and operations, there can be no assurance that we were not a PFIC for the year ended December 31, 2024, and although we have not determined whether we will be a PFIC for United States federal income tax purposes for the year ending December 31, 2025, or in any subsequent year, there can be no assurance that our market capitalization and the composition of our income, assets and operations for any such years will not cause us to be a PFIC. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in the range of up to 30:1, to be effected at the discretion of, and at such ratio, by such number of increments and at such dates as shall be determined by the Board.”

Required Vote

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 2.

Board Recommendation

Our Board recommends a vote FOR the foregoing resolution approving the share capital consolidation and authorizing the Board to determine the consolidation ratio.

PROPOSAL 3-4

RE-ELECTION OF THE COMPANY’S BOARD MEMBERS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board currently consists of six (6) directors. Under our Articles, our Board must consist of at least four (4) directors and not more than thirteen (13) directors, including at least two external directors, to the extent External Directors are required to be elected and to serve on the Board pursuant to the requirements of the Companies Law.

The Company’s Board members shall be elected, under Article 39 of the Articles, as follows:

The Directors (excluding External Directors, to the extent External Directors are required to be elected and to serve on the Board pursuant to the requirements of the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”).

The term of office of the initial Class I directors – Mr. Ariel Dor and Ms. Hila Kiron Revach - commenced on the Annual General Meeting held in 2024 and expire at the Meeting and when their successors are elected and qualified. Commencing with the Annual General Meeting to be held in 2025, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified.

The Board resolved to recommend the Meeting to approve in accordance with Article 39 of Articles, to re-elect each of the Class I directors – Mr. Ariel Dor and Ms. Hila Kiron Revach - to the Board for a tenure according to their class.

Mr. Ariel Dor has served on our board of directors since March 2024. Mr. Dor is a seasoned entrepreneur and leader in the fields of engineering and business. From 2011 to 2013, Mr. Dor served as the Team Leader of the Aerospace division at Elbit Systems. From 2014 to 2015, he served as Business Unit Director at Galooli Fleet & Energy, a subsidiary of the Galooli Group that specializes in IoT solutions for vehicles. Transitioning to the autonomous vehicle industry, Mr. Dor served as the Co-CEO of Foresight Autonomous Holdings from 2016 to 2019. In 2019, Mr. Dor founded Upsellon Brands Holdings and has served as its CEO since that time. Upsellon Brands is an innovative e-commerce dedicated to revolutionizing the landscape of Amazon FBA aggregation. Mr. Dor holds a B.Sc. in Electrical Engineering from the Tel Aviv University.

Ms. Hila Kiron-Revach has served on our board of directors since January 2024. Ms. Kiron-Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Europe Asia Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 – the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya – AB and served as its chief executive officer until 2010. Ms. Kiron-Revach hold an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

Proposal No. 3 - “RESOLVED, to re-elect Mr. Ariel Dor to the Board additional term as Class I Board member.”

Proposal No. 4 - “RESOLVED, to re-elect Ms. Hila Kiron-Revach to the Board additional term as Class I Board member.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on proposal no. 3 - 4 in person or by proxy is necessary to approve the resolution to re-elect the Board’s members.

Board Recommendation

Our Board recommends a vote FOR the foregoing resolution approving the re-election of all the directors in Class I for a tenure according to their class.

PROPOSAL 5

APPROVAL OF THE REMUNERATION OF MR. DAVID BENDAVID AS CEO OF THE COMPANY, INCLUDING GRANT OF RSUS AND OPTIONS

Background

The Company’s Board appointed Mr. David BenDavid as the Company’s new Chief Executive Officer, effective as of April 24, 2025. Mr. BenDavid, who previously served as Rail Vision’s Chief Technology Officer from 2018 to 2019, brings extensive executive and technological expertise to the role and is well-positioned to guide the Company through its next phase of strategic growth and innovation.

Mr. BenDavid is a dynamic and entrepreneurial leader with over 25 years of global experience in driving innovation in artificial intelligence, cloud computing, and other transformative technologies. From 2019 to 2024, he served as CEO and co-founder of Tensorleap, a pioneering deep learning analytics platform that empowers data science teams to build and deploy trusted, high-performance AI models with unparalleled transparency and insight.

Previously, Mr. BenDavid was chief executive officer and co-founder of Ogmint, a provider of high-end augmented reality solutions for the retail sector, with operations in Israel and Europe. He has also held senior engineering and sales engineering roles in prominent technology companies in both Israel and the United States. Mr. BenDavid holds a B.Sc. in Mechanical Engineering and a Software Engineering Certification from the Technion – Israel Institute of Technology.

On April 20, 2025 our Board approved, following the approval of the Company’s audit and compensation committee (the “Audit and Compensation Committee”) and subject to the approval of the Meeting, the employment terms of Mr. BenDavid in his capacity as the Company’s chief executive officer, which are as follows: (1) Mr. BenDavid shall be employed by the Company in a full time position of chief executive officer; (2) a monthly salary of NIS 65,000; (3) customary pension and severance pay, meals allowance and study fund; (4) reimbursement of business expenses in accordance with the Company’s applicable policy as shall be in effect from time to time; (5) 90 days notice period prior to departure from the Company; and (6) eligible for the grant of RSUs and/or options to purchase ordinary shares of the Company, subject to the terms of the Plan, as amended from time to time.

Mr. BenDavid is included in the Company’s Directors and Officers insurance policy and will be granted with letters of indemnification and exculpation by the Company.

The Board further approved, following the approval of the Company’s Audit and Compensation Committee, and subject to the approval of the Meeting, the grant of 810,000 RSUs to Mr. BenDavid. One-third (33.33%) of the RSUs shall vest on the first anniversary of June 30, 2025 (the “Vesting Commencement Date”). The remaining RSUs shall vest in equal portions over the subsequent eight quarters (8.33%), such that by the end of the 36 months following the Vesting Commencement Date, all RSUs shall be fully vested and settled into ordinary shares of the Company.

The Board further approved, following the approval of the Company’s Audit and Compensation Committee, and subject to the approval of the Meeting, the grant of 522,000 options to purchase the Company’s shares (the “Options”) (equal to 1% of the Company’s outstanding share capital as of April 20, 2025) to Mr. BenDavid. The exercise price of each Option shall be US$ 0.5106 (equal to 125% of the Company’s closing share price on April 17, 2025). One-third (33.33%) of the Options shall vest on the first anniversary the Vesting Commencement Date. The remaining Options shall vest in equal portions over the subsequent eight quarters (8.33%), such that by the end of the 36 months following the Vesting Commencement Date, all Options shall be fully vested.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 5 - “RESOLVED, to approve the remuneration of Mr. David Ben-David as chief executive of the Company, including the grant of RSUs and Options, as detailed in the Proxy Statement dated October 17, 2025.”

Required Vote

Under the Companies Law and our Articles, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the amendment of the Company’s Remuneration Policy, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. According to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions.

The Companies Law requires that each shareholder voting on Proposal 5 will indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder or have a personal interest with respect to Proposal 5. If any shareholder casting a vote in connection hereto does not notify us whether or not they are controlling shareholders or have a personal interest with respect to Proposal 5 their vote with respect to such Proposal will be disqualified.

Board Recommendation

Our Board recommends a vote FOR the approval of the remuneration of Mr. David Ben-David as chief executive officer of the Company, including the grant of the RSUs and the Options.

PROPOSAL 6:

APPROVAL OF RSU GRANTS TO THE CHAIRMAN

Background

Mr. Eli Yoresh has served on our Board as of August 2017 and was appointed as the Chairman of the Board in January 2024.

Following the approval of our shareholders meeting on March 27, 2022, on May 11, 2022, the Company granted Mr. Yoresh options to purchase 4,992 ordinary shares with an exercise price of US $14.80 per share. These options vest in three annual tranches over a three-year period as of May 11, 2022.

According to an option agreement between the Company and Mr. Eli Yoresh, on January 4, 2018, the Company granted Mr. Yoresh options to purchase 2,107 ordinary shares of the Company with exercise price of US $14.80 per share, which have fully vested and are currently exercisable.

Mr. Yoresh is included in the Company’s Directors and Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

On September 30, 2024, the Company’s shareholders meeting approved the engagement of Mr. Eli Yoresh by the Company in a service agreement in his capacity as the Chairman of the Board in accordance with the following terms: (1) The service agreement shall be effective as of July 1, 2024; (2) Mr. Yoresh shall provide the services in a scope reflecting a 30% full-time position; (3) In consideration of his services, Mr. Yoresh shall be entitled to a monthly fee of NIS 24,000 (plus VAT) (the “Monthly Fee”); (4) The Monthly Fee shall be automatically increased to NIS 30,000 (plus VAT) upon the Company’s raising capital investments of an aggregate amount of US$ 10 Million within a consecutive 12-month period; and (5) Effective as of 2025, Mr. Yoresh shall be entitled to an annual bonus of up to three (3) Monthly Fee, based on the achievement of certain measurable targets, as shall be determined in advance by the Company’s Compensation Committee and Board, at the beginning of each Year.

Furthermore, on September 30, 2024, the Company’s shareholders meeting approved the grant of 191,000 RSUs to Mr. Yoresh. The RSUs are subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 of the RSUs shall vest), provided that Mr. Yoresh is engaged by the Company on the applicable vesting date.

On April 23, 2025, the Board approved, following the approval of the Company’s Audit and Compensation Committee, and subject to the approval of the Meeting, the grant of 325,000 RSUs to Mr. Yoresh. 2/12 (16.67%) of the RSU’s shall vest upon grant and 10/12 (83.33%) of the RSUs shall be subject to a quarterly vesting over a period of 30 months (so that by the end of each quarter, 1/12 (8.33%) of the RSUs shall vest) provided that Mr. Yoresh is engaged by the Company on the applicable vesting date.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 6 - RESOLVED, to approve the grant of 325,000 RSUs to Mr. Eli Yoresh, the Chairman of the Board, as detailed in the Proxy Statement dated October 17, 2025.

Required Vote

Under the Companies Law and our Articles, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the grant of RSUs to Mr. Eli Yoresh the Chairman of the Board.

Board Recommendation

Our Board recommends a vote FOR the approval of the grant of 325,000 RSUs to Mr. Eli Yoresh.

PROPOSAL 7:

APPROVAL OF RSUS GRANTS TO BOARD MEMBERS

Background

On September 30, 2024, the Company’s shareholders meeting approved that, effective as of July 1, 2024, all serving members of the Board, who are not otherwise engaged by the Company, shall be entitled to the payment of a fixed annual fee in the amount of NIS 48,000 (plus VAT), which shall be paid in four quarterly installments of NIS 12,000, each; and Board members who also serve as members of the Company’s Audit and Compensation Committee shall be entitled to the payment of a fixed annual fee in the amount of NIS 56,000 (plus VAT), which shall be paid in four quarterly installments of NIS 14,000, each.

In addition, on September 30, 2024, the Company’s shareholders meeting approved the grant of 50,000 RSUs to each of our Board members, Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah, subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 (8.33%) of the RSUs shall vest) provided that the grantee is continuing his/her office as Board member on the applicable vesting date.

Some of these directors were granted options to purchase 4,992 ordinary shares. The options are exercisable at an exerise price per share of US$14.80. The options vest in three equal tranches over a three-year period, conditioned upon continuous service with the Company.

The Company’s Board members are included in the Company’s Directors and Officers insurance policy and were issued letters of indemnification and exculpation by the Company.

On April 23, 2025, our Board approved, following the approval of the Company’s Audit and Compensation Committee, and subject to the approval of the Meeting, the grant of 55,000 RSUs to each of our Board members, Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah. 2/12 (16.67%) of the RSUs shall vest upon grant and 10/12 (83.33%) of the RSUs shall be subject to a quarterly vesting over a period of 30 months (so that by the end of each quarter, 1/12 (8.33%) of the RSUs shall vest), provided that the grantee is continuing his/her office as Board member on the applicable vesting date.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 7 - RESOLVED, to approve the grant of 55,000 RSUs to each of the Company’s Board members, Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah, as detailed in the Proxy Statement dated October 17, 2025.

Required Vote

Under the Companies Law and our Articles, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the grant of RSUs to each of the Company’s Board members Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah.

Board Recommendation

Our Board recommends a vote FOR the approval of the grant of 55,000 RSUs to each of the Company’s Board members Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s reports, annual reports and financial statements for the years ended December 31, 2024, will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s reports and the audited financial statements for the year ended December 31, 2024, were included in our respective annual reports on Form 20-F for the year ended December 31, 2024 filed with the Commission on March 31, 2025 and may be viewed at the “Investors Relations” portion of our website at http://www.railvision.io, or through the EDGAR website of the Commission at www.sec.gov. None of the auditor’s reports, audited financial statements or the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board

/s/ David BenDavid
David BenDavid
Chief Executive Officer
Dated: October 17, 2025